Exhibit 99.1

Amaya Appoints Robin Chhabra as Chief Corporate Development Officer

Montreal, Canada – May 11, 2017 – Amaya Inc. (Nasdaq: AYA; TSX: AYA) today announced the appointment of Robin Chhabra to the newly created position of Chief Corporate Development Officer of Amaya. Mr. Chhabra will lead and oversee Amaya’s corporate development function, reporting to Rafi Ashkenazi, Amaya’s Chief Executive Officer. Amaya anticipates Mr. Chhabra will join the company in September 2017 following a brief garden leave from William Hill plc (LSE: WMH).

“Robin Chhabra’s deep industry experience and vast professional network will help us pursue our ongoing strategic priorities, as well as drive growth through potential strategic and other opportunities,” said Mr. Ashkenazi. “Robin is one of the most respected executives in the industry and we are excited to add him to our team where he will complement our existing executive management talent.”

“Amaya is already a leader in online gaming and I am eager to contribute to the company’s future growth,” said Mr. Chhabra. “I have tremendous respect and a strong relationship with the management team and look forward to working with them.”

Mr. Chhabra is an experienced online gaming executive, most recently serving as Group Director of Strategy and Corporate Development for William Hill since May 2010, and as Director of Corporate Development for Inspired Gaming Group plc (later merged with Inspired Entertainment, Inc. (Nasdaq: INSE)) from 2006 to 2009. Prior to that, Mr. Chhabra spent 12 years in various executive roles at major financial, consultancy and auditing firms, including Evolution Securities (later acquired by Investec plc (LSE: INVP)), Dresdner Kleinwort Wasserstein Securities LLC (now part of Commerzbank), Andersen Business Consulting and PriceWaterhouseCoopers. Mr. Chhabra earned a BSc (Econ.) degree from London School of Economics and Political Science in 1993.

Mr. Chhabra’s arrival is the latest management addition to Amaya, following the recent hiring of Bo Wänghammar as Managing Director of PokerStars Casino and Zeno Ossko as Managing Director of BetStars, and the promotion of Guy Templer as Chief Operating Officer of Amaya’s brands.

About Amaya

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya ultimately owns gaming and related consumer businesses and brands including PokerStars, PokerStars Casino, BetStars, Full Tilt, StarsDraft, and the PokerStars Championship and PokerStars Festival live poker tour brands (incorporating aspects of the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour). These brands have more than 108 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. Amaya, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, the Americas and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.

Cautionary Note Regarding Forward Looking Statements and Other Information

This news release contains forward-looking statements and information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain expectations related to the appointment of Mr. Chhabra and expectations related to the future performance of Mr. Chhabra and Amaya as a result of such appointment. Forward-looking statements can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “intend”, “could”, “might”, “would”, “should”, “believe”, and similar references to future periods or the negatives of these words and expressions. These statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect Amaya, its customers and its industries. Although Amaya and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that actual results will not differ materially from those expressed or implied in forward-looking statements. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to, Amaya’s appointment of Mr. Chhabra and expectations related to the future performance of Mr. Chhabra and Amaya as a result of such appointment, and those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2016 and “Risk Factors and Uncertainties”, “Limitations of Key Metrics and Other Data” and “Key Metrics” in its Management’s Discussion & Analysis for the three month period and year ended December 31, 2016, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Amaya’s website at www.amaya.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date hereof, and Amaya undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

The appointment to the position named above may be subject to gaming or other legal and regulatory approval, in which case the appointment is not effective until such approval is obtained, if at all. Amaya may be making this announcement on behalf of an affiliate or subsidiary and, in such a case, is not the employer of the individual featured in the announcement.

For further information:

For investor relations, please contact: Tim Foran, Tel: +1.416.545.1325, ir@amaya.com;

For media inquiries, please contact: Eric Hollreiser, Press@amaya.com